UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8

No. 1150 Luochuan Middle Road

Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Third Quarter 2012 Financial Results

~3Q12 Revenue Increased 12.1% to RMB476.3 million from RMB424.8 million in 3Q11~
~ 3Q12 Net Income Increased 0.7% to RMB92.8 million from RMB92.2 million in 3Q11~

Shanghai, China, December 5, 2012 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the third quarter ended September 30, 2012.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “Our revenue growth was a result of increased distributor sales volumes as well as increased sales volume from our direct stores.  We came in slightly below our third quarter top line revenue forecast largely due to an inventory shipment delay to distributors of approximately RMB58.8 million, resulting in a shift in revenue recognition to the fourth quarter instead of our third quarter.  Gross margin held steady as we benefitted from increased wholesale prices implemented over the past year as well as increased contribution from our self-operated direct stores and flagship stores which contributed to higher overall gross margin.  Operating expenses trended higher than anticipated due to the increased cost associated with the expansion and management of our self-operated flagship stores and direct stores.  This was further compounded by a slowdown in consumer spending in China resulting in elevated inventory at the distributor and sub-distributor store level.  We are working with our distributors and sub-distributors to reduce inventory in their store channel.”

“During the course of the third quarter, we made the decision to transition our 26 self-operated flagship stores over to our distributors.  As consumer demand in China has moderated recently, we felt it was important to streamline our internal operational infrastructure to lower expenses and improve performance. The distributors we work with are highly experienced in retail store operations and the transition of our flagship stores allows us to concentrate on design-driven casual menswear fashion, our core area of strength. This move, which will be fully implemented in the fourth quarter, is expected to reduce our future consolidated gross margin but can also lower our operating expenses, lower inventory levels at the company level and improve net margin.”

“We have a healthy balance sheet and a strong cash position of approximately $134 million at the end of the third quarter.  In spite of slower market conditions, recent economic data from China indicates the domestic economy is improving which can lead to a pick-up in consumer spending environment in the coming quarters.  We continue to execute on our initiatives to raise the visibility of Zuoan and broaden our presence in China.  We remain optimistic about the long-term growth opportunities in our business and are confident our revenue and profit can continue to grow with the expected recovery of the domestic economy along with our efforts to enhance our distribution network, maximize operational efficiencies and increase our brand recognition.” concluded Mr. Hong.

Third Quarter 2012 Financial Performance

Revenue for the third quarter was RMB476.3 million ($75.8 million), a 12.1% increase from RMB424.8 million ($67.6 million) in the same period last year.  The increase in revenue was driven by both distributor and direct store sales volume.  Third quarter distributor sales increased 11.3% to RMB450.2 million compared to RMB404.4 million in the third quarter of 2011. Third quarter 2012 self-operated direct store and flagship store sales were RMB26.1 million compared to RMB20.4 million in the prior year period. A total of 49 distributor and sub-distributor stores and 2 direct stores were opened  in the third quarter of 2012, offset by the closing of 93 unproductive, older distributor and sub-distributor stores, resulting in a total of 1,289 store locations at the end of September 30, 2012 compared to 1,331 store locations at the end of June 2012.

Cost of sales increased 6.8% to RMB252.7 million ($40.2 million) in the third quarter of 2012 from RMB236.6 million ($37.7 million) in the same quarter of 2011, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales decreased to 53.1% in the third quarter of 2012 from 55.7% in the third quarter of 2011.

Gross profit in the third quarter increased 18.8% year over year to RMB223.6 million ($35.6 million) from RMB188.1 million ($29.9 million) in the same period of 2011.  Third quarter 2012 gross profit margin was 46.9% compared to 44.3% in the same period last year.  Third quarter 2012 gross margin increased primarily due to greater sales from the Company’s higher margin self-operated direct stores and flagship stores. Gross margin at the Company’s self-operated direct stores and flagship stores was 65.4% and 73.0%, respectively.   Combined gross margin at Company self-operated locations was 72.1%.

Selling and distribution expenses in the third quarter were RMB84.1 million ($13.4 million), or 17.7% of revenue, compared to RMB46.6 million ($7.4 million), or 11.0% of revenue in the same period last year.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses, advertising and promotion expenses, and costs of renovation and fittings of distributors’ new and existing stores.

Administrative expenses in the third quarter were RMB14.0 million ($2.2 million), or 2.9% of revenue, compared to RMB15.6 million ($2.5 million), 3.7% of revenue in the same period last year. This percentage decrease was primarily a result of the decrease in equity-settled employee benefit costs.

The effective tax rate in the third quarter decreased to 25.6% compared to 26.6% in the prior year period.

Net income for the third quarter increased 0.7% to RMB92.8 million ($14.8 million) from RMB92.2 million ($14.7 million) in the same period last year.  Third quarter net income as a percentage of revenue was 19.5% compared to 21.7% in the prior year period.

Diluted earnings per ordinary share was RMB0.83 ($0.13) in the third quarter of 2012, equivalent to RMB3.34 ($0.53) per ADS, compared to diluted earnings per ordinary share RMB0.83 ($0.13) in the third  quarter of 2011, equivalent to RMB3.31 ($0.53) per ADS. The Company’s diluted number of shares outstanding was111.3 million in the third quarter ended September 30, 2012.

As of September 30, 2012, the Company had cash, cash equivalents of RMB841.6 million ($133.9 million), compared to RMB690.5 million ($109.9 million) as of December 31, 2011.  Net cash used in operating activities was RMB172.9 million ($27.5 million) in the three months ended September 30, 2012, compared to RMB4.3 million ($0.7 million) generated by operating activities in the three months ended September 30, 2011.

Outlet Type:	3Q2011	3Q2012

Direct Stores	3	7
Distributor and Sub-distributor Stores	1,199	1,219
Self-Operated Flagship Stores	17	26
Distributor-Operated Flagship Stores	27	37

Total:	1,246	1,289

Financial Outlook

For the fourth quarter of 2012, the Company currently anticipates revenue in the range of RMB352 - RMB372 million ($56.0 - $59.2 million), gross margin of approximately 44-46%, net income of approximately RMB43.7 - RMB47.8 million ($7.0 - $7.6 million) and basic and fully diluted EPS of approximately RMB0.39 ($0.06) - RMB0.43 ($0.07).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending December 31, 2012.

Approximately 40 new retail stores and 2 flagship stores are expected to be opened by distributors and sub-distributors in of the fourth quarter of 2012.

Conference Call Information

Zuoan’s management will host an earnings conference call on December 5th, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-913-981-5507.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through December 12th, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 9427782.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2848 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 28, 2012.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 30 of China’s 32 provinces and municipalities.  As of September 30, 2012, Zuoan had 1,289 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended September 30			Nine months period ended September 30
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	424,765	476,299	75,786	875,568	1,057,808	168,312
Cost of goods sold	(236,632)	(252,725)	(40,212)	(501,408)	(557,661)	(88,732)
Gross profit	188,133	223,574	35,574	374,160	500,147	79,580
Other income	744	767	122	1,708	2,665	424
Selling and distribution expenses	(46,618)	(84,109)	(13,383)	(76,108)	(153,556)	(24,433)
Administrative expenses	(15,571)	(13,969)	(2,223)	(42,959)	(40,041)	(6,371)
Finance costs	(1,092)	(1,603)	(255)	(3,006)	(4,359)	(694)
Profit before taxation	125,596	124,660	19,835	253,795	304,856	48,507
Income tax expense	(33,443)	(31,862)	(5,070)	(68,257)	(78,457)	(12,484)
Profit after taxation	92,153	92,798	14,765	185,538	226,399	36,023

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	(822)	316	50	(3,784)	(371)	(59)
Total comprehensive income for the periods	91,331	93,114	14,815	181,754	226,028	35,964

Earnings per share (RMB):
Basic earnings per share	0.83	0.83	0.13	1.75	2.03	0.32
Diluted earnings per share	0.83	0.83	0.13	1.74	2.03	0.32

Weighted average basic no. of shares (‘000)	110,952	111,276		105,777	111,276
Weighted average diluted no. of shares (‘000)	111,279	111,276		106,871	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of September 30
(in thousands)	2011	2012	2012
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,511	19,582	3,116

Current assets
Inventories	26,082	86,511	13,765
Trade and other receivables	446,897	607,933	96,731
Prepayments	223	100	16
Fixed deposits – pledged	1,670	14,490	2,306
Cash and cash equivalents	690,457	841,556	133,903
	1,165,329	1,550,590	246,721
Total assets	1,182,840	1,570,172	249,837

EQUITY AND LIABILITIES

Share capital	185	185	29
Share premium	426,165	426,165	67,809
Reserves	47,743	48,755	7,758
Retained profits	538,711	765,110	121,740
Total equity	1,012,804	1,240,215	197,336

LIABILITIES

Current liabilities
Trade and other payables	70,760	192,001	30,550
Interest-bearing bank borrowings	74,950	105,700	16,818
Current income tax payable	24,326	32,256	5,132
Total liabilities	170,036	329,957	52,501
Total equity and liabilities	1,182,840	1,570,172	249,837

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine months period ended September 30
	2011	2012	2012
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	253,795	304,856	48,507
Adjustments for :
Depreciation of property, plant and equipment	1,784	6,289	1,001
Equity-settled employees benefit expenses	7,342	1,383	220
Interest expenses on bank borrowings	3,006	4,359	694
Loss on disposal of property, plant and equipment	-	655	104
Interest income	(1,708)	(2,665)	(424)

Operating profit before working capital changes	264,219	314,877	50,101
Increase in inventories	(6,127)	(60,429)	(9,615)
Increase in trade and other receivables	(184,411)	(161,036)	(25,623)
Decrease in prepayments	4,258	123	20
Increase in fixed deposits pledged	(3,156)	(12,820)	(2,040)
Increase in trade and other payables	111,222	121,241	19,291
Cash generated from operations	186,005	201,956	32,134
Interest paid	(3,006)	(4,359)	(694)
Income tax paid	(54,246)	(70,527)	(11,222)
Net cash generated from operating activities	128,753	127,070	20,219

Cash flows from investing activities
Acquisition of property, plant and equipment	(15,732)	(9,015)	(1,434)
Interest received	1,708	2,665	424
Net cash used in investing activities	(14,024)	(6,350)	(1,010)

Cash flows from financing activities
Bank loans obtained	70,150	107,750	17,145
Repayment of bank loans	(63,250)	(77,000)	(12,252)
Issuance of ordinary shares	41	-	-
Net IPO proceeds	243,381	-	-
Net cash generated from financing activities	250,322	30,750	4,893

Net increase in cash and cash equivalents	365,051	151,470	24,101
Exchange difference	-	(371)	(59)
Cash and cash equivalents at beginning of the periods	367,731	690,457	109,861
Cash and cash equivalents at end of the periods	732,782	841,556	133,903

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: December 5, 2012	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer